FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item

1.	Financial Statements as of December 31, 2019 – Sect. 62 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on February 18, 2020

Buenos Aires, February 18, 2020

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Autonomous City of Buenos Aires

Subject: Financial Statements as of December 31, 2019 Art. 62 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.’s financial statements for the period ended December 31, 2019, approved by our Board of Directors on February 18, 2020, as per Minutes No. 5259, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

(Figures in thousands of Ps.)
1. Net Income for the Period
Net Income for the Period attributable to:
Controlling Company’s Shareholders	31,008,200
Non-controlling Interests	343,216
Total (a)	31,351,416
Other Comprehensive Income for the Period attributable to:
Controlling Company’s Shareholders	(3,415,958)
Non-controlling Interests	0
Total (b)	(3,415,958)
Total Comprehensive Income for the Period attributable to:
Controlling Company’s Shareholders	27,594,466
Non-controlling Interests	340,992
Total (a+b)	27,935,458

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

2. Shareholders’ Equity Breakdown
Capital Stock	612,710
Non-capitalized Contributions	6,744,974
Adjustments to Shareholders’ Equity	312,979
Reserves	28,488,024
- Legal Reserve	6,725,641
- Other Reserves	21,762,383
Unappropriated Retained Earnings	31,008,200
- Net Income for the Year	31,008,200
Other Comprehensive Income	(3,418,709)
Total Shareholders’ Equity attributable to Controlling Company’s Shareholders (c)	63,748,178
Total Shareholders’ Equity attributable to Non-controlling Interests (d)	1,568,949
Total Shareholders’ Equity (c+d)	65,317,127

In connection with paragraphs n) 1) and 2), Section 62 of the Listing Regulations of the Buenos Aires Stock Exchange, this is to give notice that the Board of Directors has resolved to submit the following proposals to the next General Ordinary and Extraordinary Shareholders’ Meeting:

(i) Partial reversal of voluntary reserve for future distributions of earnings to allocate an amount of $ 2,500,000,000 to the payment of cash dividends, subject to the Argentine Central Bank´s previous consent; and

(ii) Consideration of net income for Fiscal Year No. 145, ended December 31, 2019. Allocation of Unappropriated Retained Earnings as of December 31, 2019, in the amount of $ 31,008,199,765.84. It is proposed to allocate: a) $ 6,201,639,953.17 to Legal Reserve; and b) $ 24,806,559,812.67 to voluntary reserve for future distribution of earnings, pursuant to the Argentine Central Bank’s Restated Earnings Distribution Regulations.

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company’s controlling group as of December 31, 2019.

Shares	% over total capital stock
407,735,359	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company’s controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

MARIA ISABEL GOIRI LARTITEGUI
President

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: February 18, 2020	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer